SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

rVue Holdings, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74975J 104

(CUSIP Number)

Copy to:

Robert W. Roche

5190 Neil Road

Reno NV, 89502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975J 104	13D

1.	NAMES OF REPORTING PERSONS Acorn Composite Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 -

	8.	SHARED VOTING POWER 42,654,878 (See Item 5)

	9.	SOLE DISPOSITIVE POWER - 0 -

	10.	SOLE DISPOSITIVE POWER 42,654,878 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,654,878 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0% (See Item 5)

14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 74975J 104	13D

1.	NAMES OF REPORTING PERSONS Robert W. Roche

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 200,000 (See Item 5)

	8.	SHARED VOTING POWER 42,654,878 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 200,000 (See Item 5)

	10.	SOLE DISPOSITIVE POWER 42,654,878 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,654,878 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2% (See Item 5)

14.	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of rVue Holdings, Inc., a Nevada corporation (the “Company” or the “Registrant”). The principal executive office of the Company is located at 100 NE 3rd Avenue, Suite 200, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background.

(a) This statement is being filed by Acorn Composite Corporation (“Acorn”) and Robert W. Roche (the “Reporting Persons”). Mr. Roche is the sole owner of Acorn and therefore may be deemed to have voting and dispositive power over securities owned by Acorn.

(b) The principal business address of each of the Reporting Persons is:

Acorn Composite Corporation

5190 Neil Road

Reno NV, 89502

Robert W. Roche

5190 Neil Road

Reno NV, 89502

(c) Robert W. Roche is a co-founder and Chairman of the Board of Directors of Acorn International, Inc., a multiplatform media and branding company, with a principal business address of 18/F, 20th Building, No. 487 Tianlin Road, Shanghai, China 200233. Mr. Roche is also a director of the Company.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The State of Incorporation or Citizenship of each of the Reporting Persons is Nevada (Acorn Composite Corporation) and United States of America (Robert W. Roche).

Item 3. Source and Amount of Funds or Other Consideration.

The Registrant and Acorn entered into a subscription agreement, pursuant to which Acorn purchased 20,000,000 shares of the Registrant’s Common Stock. In consideration for such Common Stock, Acorn paid an aggregate of $1,200,000 (the “Equity Financing”) from the proceeds of a line of credit with Northern Trust Corporation, such proceeds subject to an interest rate of 2.25%. As a result of this Equity Financing, the outstanding principal of and accrued interest on those certain convertible promissory notes held by Acorn and by iVue Holdings, LLC (“iVue Holdings”) were automatically converted into 12,088,212 and 16,057,217 shares of Common Stock, respectively. Mr. Roche is the grantor of the trust that owns the majority member of iVue Holdings and disclaims beneficial ownership of the securities beneficially owned by iVue Holdings, as he does not have voting and dispositive power over such securities.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock based on their belief that such an investment represented an attractive investment opportunity. The Reporting Persons may purchase additional securities, if the Reporting Persons deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

There are currently vacancies on the board of directors of the Company and among the management of the Company, as previously disclosed. Although replacement members of the board of directors and management have not been identified, the Company intends to fill such vacancies in due course.

The board of directors of the Company previously authorized the sale of up to $2,000,000 of the Company’s Common Stock but has, to date, sold only the Common Stock in connection with the Equity Financing.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the Common Stock that may be deemed beneficially owned by the Reporting Persons, based on 100,691,954 shares of Common Stock issued and outstanding, is:

Acorn Composite Corporation – 40.0%

Robert W. Roche – 40.2%

(b) The number of shares of Common Stock over which the Reporting Persons have the power to vote and the power to dispose is as follows:

Acorn Composite Corporation

1. Sole power to vote or to direct vote: - 0 -

2. Shared power to vote or to direct vote: 42,654,878 (1)

3. Sole power to dispose or to direct the disposition: - 0 -

4. Shared power to dispose or to direct the disposition: 42,654,878 (1)

Robert W. Roche

1. Sole power to vote or to direct vote: 200,000 (2)

2. Shared power to vote or to direct vote: 42,654,878 (3) (4)

3. Sole power to dispose or to direct the disposition: 200,000 (2)

4. Shared power to dispose or to direct the disposition: 42,654,878 (3) (4)

(1) includes 36,821,545 shares of Common Stock that are owned by Acorn and 5,833,333 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned by Acorn.

(2) 200,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days that are owned by Mr. Roche

(3) includes (i) 36,821,545 shares of Common Stock that are owned by Acorn and (ii) 5,833,333 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned by Acorn.

(4) 16,382,217 shares of Common Stock that are owned by iVue Holdings and 1,625,000 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned by iVue Holdings are not reported on this Schedule 13D. Mr. Roche is the grantor of the trust that owns the majority member of iVue Holdings and disclaims any beneficial ownership of such securities, as he does not have voting and dispositive power over such securities.

(c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Persons.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Subscription Agreement dated as of September 10, 2012 by and between rVue Holdings, Inc. and Acorn Composite Corporation

Exhibit 2	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2012

Acorn Composite Corporation

By:	/s/ Robert W. Roche
Name:	Robert W. Roche
Title:	President

/s/ Robert W. Roche
Robert W. Roche